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RELEASE IMMEDIATELY TO THE FOLLOWING:

CLOSED-END FUND DISCLOSURE

BNY Mellon INVESTMENT ADVISER, INC. Announces RESULTS OF the
StockOLDER MEETING RELATING TO the reorganization OF
BNY MELLON MUNICIPAL INCOME, INC. with and into a
BNY Mellon Municipal open-end fund

NEW YORK, NY, June 2, 2025 – BNY Mellon Investment Adviser, Inc. announced today that, at a special meeting of stockholders of BNY Mellon Municipal Income, Inc. (the "Fund"), a registered closed-end fund, stockholders approved the reorganization of the Fund with and into BNY Mellon AMT-Free Municipal Bond Fund (the "Acquiring Fund"), a series of BNY Mellon Municipal Funds, Inc., a registered open-end fund. As previously announced, the reorganization was approved by the Board of Directors of the Fund in response to stockholders' approval of a non-binding proposal that the Fund's Board of Directors consider measures to allow stockholders to "monetize" their shares of the Fund's common stock at or close to net asset value.

The Fund's shares of common stock are listed on the New York Stock Exchange ("NYSE") under the symbol "DMF." It is currently expected that the Fund's shares of common stock will stop trading on, and will be delisted from, the NYSE on or about June 18, 2025, and the reorganization of the Fund will occur on or about June 20, 2025, subject to the satisfaction of certain closing conditions.

In addition, as previously announced, the Fund’s dividend reinvestment plan (the "DRP") will terminate effective June 6, 2025, pursuant to and in accordance with the terms of the DRP. As a result, the DRP will not be available for distributions by the Fund after June 6, 2025.

Important Information

BNY Mellon Investment Adviser, Inc., the investment adviser for the Fund and the Acquiring Fund, is part of BNY Investments, one of the world’s largest asset managers, managing over $2 trillion across a range of traditional and alternative assets through seven specialist investment firms — ARX Investimentos, Dreyfus, Insight Investment, Mellon Investments Corporation, Newton Investment Management, Siguler Guff & Company, and Walter Scott & Partners. BNY Investments is part of BNY, a global financial services company that helps make money work for the world – managing it, moving it and keeping it safe. For more than 240 years BNY has partnered alongside clients, putting its expertise and platforms to work to help them achieve their ambitions. Today BNY helps over 90% of Fortune 100 companies and nearly all the top 100 banks globally to access the money they need. BNY supports governments in funding local projects and works with over 90% of the top 100 pension plans to safeguard investments for millions of individuals, and so much more. As of March 31, 2025, BNY oversees $53.1 trillion in assets under custody and/or administration. Additional information is available on www.bny.com. Follow on LinkedIn or visit the BNY Newsroom for the latest company news.

Closed-end funds generally are traded on the secondary market through one of the stock exchanges. The Fund's investment returns and principal values will fluctuate so that an investor's shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value of the Fund's portfolio. There is no assurance that the Fund will achieve its investment objective.

This release is for informational purposes only and should not be considered as investment advice or a recommendation of any particular security. This release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BNY Funds, including the Fund or the Acquiring Fund.

For Press Inquiries: BNY Mellon Investment Adviser, Inc. Jessica Greaney jessica.greaney@bny.com	For Other Inquiries: BNY Mellon Securities Corporation The National Marketing Desk 240 Greenwich Street New York, New York 10286 1-800-334-6899